**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**29 March 2016**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Elan Corporation, plc**

**File No. 1-13896 – CF# 33376**

_____

Perrigo Company plc (successor to Elan Corporation, plc) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Elan Corporation, plc excluded from the Exhibits to a Form 20-F filed on February 12, 2013.

Based on representations by Perrigo Company plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4(c)(31)          through  February 12, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary